

October 29, 2010

Pierre-Olivier Beckers
President and Chief Executive Officer
Delhaize Group
Square Marie Curie 40
1070 Brussels, Belgium

>   **Re: Delhaize Group**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed June 28, 2010**
>   **File No. 333-13302**

Dear Mr. Beckers:

We have reviewed your letter dated October 4, 2010 in response to our comment letter dated September 20, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 18. Financial Statements, page F-1

Note 3. Segment Information, page F-22

1. Your response to comment five in our letter dated September 20, 2010 indicates that you believe the requested disclosure will not necessarily allow any relevant conclusions on the overall performance of or sales trends of your activities. The disclosure requirement in paragraph 32 of IFRS 8 does not appear to contemplate non-disclosure based on perceived usefulness of the information. In addition, your response indicates that you believe that your practice of not disclosing this information is consistent with the financial statement disclosures made by your peers, both under IFRS and U.S. GAAP. Based on our review of other companies in your industry, we are unable to agree that predominate practice is to consider retail food

stores to be one group of similar products and services when considering the disclosure requirements of paragraph 32 of IFRS 8 or the similar disclosure requirements of FASB ASC 280-10-50-40. Please tell us how you will disclose revenue for each group of similar products and services in future filings, or explain to us in more detail how you determined that your current disclosures comply with paragraph 32 of IFRS 8.

Note 6. Goodwill, page F-29

2. We note your response to comment six in our letter dated September 20, 2010. In light of the fact that you are calculating value in use (VIU) using a post-tax discount rate, please revise future filings for the following:

- Please clarify that you applied a post-tax discount rate to projections of post-tax cash flows. In this regard, the meaning of your current disclosure that an after-tax discount rate was applied to corresponding cash flow projections may be unclear to your readers.
- We note your reference to paragraph 85 in the Basis for Conclusion of IAS 36. If you are calculating VIU on a post-tax basis because you believe that this theoretically provides the same result as a pre-tax calculation, we believe you should confirm your assumption by also calculating VIU on a pre-tax basis. If you are able to confirm your assumption that using a post-tax basis does not yield a materially different result than using a pre-tax basis, we will not object to your use of a VIU calculated using post-tax assumptions, provided that you disclose that the use of post-tax assumptions does not result in a VIU that is materially different from that calculated under pre-tax assumptions, and provided that you disclose the pre-tax discount rate you used.
- Please show us within your response what these revisions will look like.

Note 21.3. Share-Based Compensation, page F-53

3. We note your response regarding the reasons that the number of warrants exercised shown in the table on page F-56 includes warrants for which a capital increase had not occurred before the end of the year. In future filings please enhance your disclosures to explain the reasons for the difference in the timing of the warrant exercises and the capital increases, as this may be unclear to your investors.

4. We also note from your response that you loan ADSs to the exercising warrant holders upon exercise of warrants by your U.S. associates and that upon loan the exercising warrant holders have all of the rights and privileges pertaining to an owner of such ADSs. Please tell us and disclose in future filings how you reflect this share/ADSs lending arrangement in your financial statements and tell us your basis under IFRS for your accounting. In addition, please tell us and disclose in future

filings how you treat these loaned shares in your computation of earnings per share and the basis under IFRS for your accounting.

Please contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stéfan Descheemaeker